UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549


                    SCHEDULE 13D


           Under the Securities Exchange Act of 1934


              HYPERDYNAMICS CORPORATION
                  (Name of Issuer)

           Common Stock, par value $.001
           (Title of Class of Securities)

                      448954107
                   (CUSIP Number)

                  Gregory J. Micek
             5444 Westheimer, Suite 2080
                Houston, Texas 77056
                    (713)622-1893
           (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications:

                  February 6, 1997
           (Date of Event which Requires Filing of this Statement)

           If this filing person has previously filed a statement on 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting
           beneficial ownership of five percent or less of such class.)   (Rule
           13d-7.)

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                       SCHEDULE 13D

                                   CUSIP NO. 448954107
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           1)      Names of Reporting Person

                              Robert J. Hill

                   S.S. or I.R.S. Identification No. of Above Person

                              ###-##-####
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          2)        Check the Appropriate Box if a Member of a Group

                              (a) [   ]
                              (b) [   ]

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           3)       SEC Use Only

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           4)       Source of Funds:
                              oo

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           5)       Check if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e)
                              N/A
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           6)       Citizenship of Place of Organization:
                              UNITED STATES

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                                   7)   Sole Voting Power
           Number of Shares                324,600
           Beneficially owned      --------------------------------------------
           by Each Reporting       8)   Shared Voting Power
           Person With                     -0-
                                   --------------------------------------------
                                   9)   Sole Dispositive Power
                                           324,600
                                   --------------------------------------------
                                   10)  Shared Dispositive Power
                                            -0-
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           11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   324,600
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           12) Check if Aggregate Amount in Row 11 excludes certain shares:
                                   [  ]
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           13) Percent of Class Represented by Amount in Box 11:
                                   5.9%
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           14) Type of Reporting Person
                                   IN

           ITEM 1.  Security and Issuer

               The class of equity securities to which this statement relates is the common stock, par value $.001 per share ("the Common Stock") issued by HyperDynamics Corporation, a Delaware corporation ("the Company"), which has its principal executive offices at 5444 Westheimer, Suite 2080, Houston, Texas 77056.

           ITEM 2.  Identity and Background

               This statement is filed by Robert J. Hill ("the Reporting Person") whose principal business address is 2656 South Loop
           West, Suite 103, Houston, Texas 77054. The Reporting Person is principally engaged as the Chief Operations Officer of the Company. The Reporting Person is a United States citizen.
           During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

           ITEM 3.  Source and Amount of Funds or other Consideration

               The Reporting Person acquired 324,600 shares of
           Common Stock giving rise to the filing of this statement as follows: 1) 140,000 shares in exchange for services rendered in connection with the formation of the Company and for the assignment of consulting contracts to the Company, 2) 150,000 shares under the terms of an Executive Employment Agreement, 3) 100,000 restricted shares subject to the terms of an Executive Employment Agreement, of which 25,000 shares became vested as of December 31, 1996 and 4) options to purchase 9,600 shares, all of which are exercisable at $1.25 per share, also under the terms of an Executive Employment Agreement. The Reporting Person anticipates that if he exercises all or any portion of such options, he will use personal funds to acquire the optioned Common Stock, although circumstances may be such at the time of his exercise that the Reporting Person may elect to borrow or otherwise procure amounts necessary to exercise such option.

           ITEM 4.  Purpose of Transaction

               On June 21, 1996, the Reporting Person acquired
           140,000 shares of Common Stock in exchange for services rendered in connection with the formation of the Company. The purpose of this exchange was to compensate the Reporting
           Person for the services rendered in the formation of the Company and in exchange for consulting contracts transferred to the Company. The decision to issue the shares of Common
           Stock was reached by the Reporting Person and the Company on a mutual basis.

               On June 21, 1996, the Reporting Person acquired
           150,000 shares under the terms of an Executive Employment Agreement. The purpose of this acquisition was to induce the Reporting Person to make a long-term arrangement to become the Chief Operating Officer of the Company. The decision to issue the shares of Common Stock was reached by the Reporting Person and the Company on a mutual basis.

               On June 21, 1996, the Reporting Person also acquired
           100,000 shares subject to the terms of an Executive Employment Agreement of which 25,000 shares were vested as of December
           31, 1996. The remaining shares will become vested at the rate of 12,500 shares per calendar quarter, subject to the forfeiture of any unvested shares if the employment of the Reporting Person is terminated before June 21, 1997. The purpose of this acquisition was to induce the Reporting Person to make a long-term arrangement to become the Chief Operating Officer of the Company. The decision to issue the shares of Common Stock was reached by the Reporting Person and the Company on a mutual basis.

               On June 21, 1996, the Reporting Person acquired an option to purchase 9,600 shares of the Common Stock under the terms of an Executive Employment Agreement. Such options are exercisable at a price of $1.25 per share. The option was authorized to compensate the Reporting Person in lieu of salary for the months of July and August, 1996.

               The Reporting Person intends to hold his shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (ix) any action similar to any of those enumerated above.

               Notwithstanding the foregoing, the Reporting Person may determine to change his investment intent to the Company at any time in the future. In reaching any conclusion as to his future course of action, the Reporting Person will take into consideration several factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in the open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this item.

           ITEM 5.  Interest in Securities of the Issuer

               The Reporting Person is the beneficial owner of 324,600 shares of Common Stock for which he has sole voting power and investment power. Except for the shares described in Item 3 above, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

           ITEM 6. Contracts, Arrangements, Understandings or Relationships with the Securities of the Issuer

                    N/A

           ITEM 7.  Material to be Filed as Exhibits

                    No exhibits are being filed with this statement.

                              SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated: April 18, 1997

                              s/s ROBERT J. HILL

                    Name/Title
           ________________________________________

                         ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS
                         OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).